U.S. SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2020

Commission File No.: 001-04192

Scully Royalty Ltd.

(Translation of Registrant's name into English)

Unit 803, Dina House, Ruttonjee Centre, 11 Duddell Street, Central, Hong Kong SAR, China

(Address of office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒ Form 20-F	☐ Form 40-F

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SCULLY ROYALTY LTD.

By:	/s/ Samuel Morrow
Samuel Morrow
Chief Financial Officer

Date: May 11, 2020

NEWS RELEASE
Scully Royalty Ltd. 1 (844) 331 3343 info@scullyroyalty.com

Hong Kong (May 11, 2020) . . . Scully Royalty Ltd. (the "Company") (NYSE: SRL) announces that it has issued its annual report (the "Annual Report") on Form 20-F for the year ended December 31, 2019, a copy of which is available under the Company's profile at www.sec.gov.

All Stakeholders are encouraged to:

•	read the entire Annual Report, which includes the Company's audited financial statements and management's discussion and analysis for the year ended December 31, 2019, for a greater understanding of the Company's business and operations;

•	direct any questions regarding the information in the Annual Report to the Company's North American toll free line at 1 (844) 331 3343 or email info@scullyroyalty.com to book a conference call with senior management; and

•	shareholders may request a hard copy of the Annual Report, free of charge, by contacting the Company as set forth above.